FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 4, 2021, announcing Gilat’s First Quarter 2021 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028 and 333-253972) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 4, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports First Quarter 2021 Results

Petah Tikva, Israel – May 4, 2021 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter of 2021.

First Quarter Financial Highlights

•	Revenues of $44.7 million versus $47.7 million in Q1 2020 and up from $42.6 million in the previous quarter;

•
GAAP operating loss of $3.7 million versus operating loss of $10.8 million in Q1 2020 and an operating income of $62.7 million in Q4 2020; GAAP operating income in Q4 2020 included income related to the legal settlement with Comtech, net of related expenses, of $64.8 million;

•	Non-GAAP operating loss of $3.8 million, compared with operating loss of $7.6 million in Q1 2020, and an operating loss of $1.6 million in the previous quarter;

•
GAAP net loss of $5.1 million, or loss of $0.09 per diluted share, compared with net loss of $11.8 million, or loss of $0.21 per diluted share in Q1 2020 and net income in the previous quarter of $62.4 million, or income of $1.12 per share; GAAP net income in the previous quarter included $64.8 million income related to the settlement with Comtech, net of related expenses;

•
Non-GAAP net loss of $5.2 million, or loss of $0.09 per diluted share, compared with net loss of $8.6 million, or loss of $0.15 per diluted share in Q1 2020, and compared with a net loss of $1.9 million, or loss of $0.03 per share, as reported in the previous quarter;

•	Adjusted EBITDA loss of $1.4 million compared with adjusted EBITDA loss of $5.0 million in Q1 2020; and adjusted EBITDA of $1.1 million in the previous quarter;

Management Commentary

Adi Sfadia, Gilat's CEO, commented: “We continue to see strong momentum across all our business units, with the exception of the IFC market segment, which is yet to show a recovery. We believe that this growth trend will continue during 2021 and expect to show sequential quarterly growth throughout the year and increasing profitability. Looking further out, 2022 is expected to show significant improvement both in revenue and profitability with the pick-up in IFC, Cellular Backhaul and NGSO.

"As a testament to the strong momentum we are seeing, I am very pleased to report that we entered a mega strategic agreement valued at tens of millions of dollars, including a potential for significant project expansions, with a large government corporation in Asia Pacific. I believe that we will see additional large strategic transactions in the near future.

“In light of the many opportunities we see ahead of us, we are investing significant R&D efforts in order to capture these opportunities and accelerate our future growth. We expect that NGSO, IFC and Cellular Backhaul will be the main market segments that will drive this growth during 2021 and beyond, and we also see strong potential for the defense business to support our growth in a more meaningful way than it has done in the past.

"We made positive progress during the first quarter in our strategic growth areas of NGSO and Cellular Backhaul. We received additional orders for a LEO constellation, where our gateway Solid State Power Amplifiers (SSPAs) have been selected as the solution of choice. On the Cellular Backhaul front, we received a multi-million-dollar expansion and follow-on orders from Tier-1 mobile operators around the globe including in Japan, Australia, Europe and South America.

"In addition, we have made great progress in Peru with the government's acceptance for the operational phase in the Cusco region, bringing us significantly closer to our goal of recurring revenue of over $50M in Peru."

Key Recent Announcements

•	Gilat Enters Strategic Agreement Valued at Tens of Millions of Dollars with a Large Government Corporation in Asia Pacific
•	Gilat Achieves Critical Milestone in Peru with Approval to Enter Operational Phase, Unlocking Access to Recurring Revenue of Multi Million Dollars per Annum
•	Tier-1 Telco in Latin America Awards Gilat Over $3M to Provide Broadband Connectivity in Support of Bridging the Digital Divide
•	Gilat Receives Over $5M for Cellular Backhaul Expansion from Tier-1 Mobile Network Carrier in Japan
•	Gilat Awarded Over $20 Million in Orders for Support of Low Earth Orbit Constellation
•	SES Selected Gilat to Enable Tier-1 4G/LTE MNO in Brazil to Provide Broadband Connectivity for Education
•	Telespazio Selects Gilat to Supply Enterprise Connectivity in Brazil for a Multinational Leading Energy Company
•	Gilat Announces Appointment of Isaac Angel as Chairman of the Board
•	Gilat’s In-Flight Connectivity High-Power Transceiver Successfully Tested by Global Eagle Entertainment for DO-160G Certification
•	Gilat Launches Next Generation VSAT Family Supporting 5G Networks and LEO/MEO Constellations

Conference Call Details

Gilat’s management will discuss its first quarter 2021 results and business achievements and participate in a questions and answers session:

Date: Start: Dial-in:	Tuesday, May 4, 2021 9:30 AM ET / 4:30 PM IT US: 1-866-744-5399 International: +972-3-918-0610

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: www.veidan-stream.com/gilatq1-2021.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, restructuring and reorganization costs, merger, acquisition and related litigation expense (income), net and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, Cellular Backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Ehud Helft
GK Investor & Public Relations
gilat@gkir.com
+1 646 688 3559

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2021	2020
	Unaudited

Revenues	$44,713	$47,673
Cost of revenues	32,356	38,787

Gross profit	12,357	8,886

Research and development expenses	8,111	7,634
Less - grants	184	272
Research and development expenses, net	7,927	7,362
Selling and marketing expenses	5,004	5,066
General and administrative expenses	3,083	4,818
Merger, acquisition and related litigation expenses	-	2,405

Total operating expenses	16,014	19,651

Operating loss	(3,657)	(10,765)

Financial expenses, net	(1,192)	(972)

Loss before taxes on income	(4,849)	(11,737)

Taxes on income	247	18

Net loss	$(5,096)	$(11,755)

Basic loss per share	$(0.09)	$(0.21)

Diluted loss per share	$(0.09)	$(0.21)

Weighted average number of shares used in
computing loss per share
Basic	56,031,343	55,493,258
Diluted	56,031,343	55,493,258

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	March 31, 2021			March 31, 2020
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	Unaudited			Unaudited

Gross profit	$12,357	66	$12,423	$8,886	62	$8,948
Operating expenses	16,014	169	16,183	19,651	(3,106)	16,545
Operating loss	(3,657)	(103)	(3,760)	(10,765)	3,168	(7,597)
Loss before taxes on income	(4,849)	(103)	(4,952)	(11,737)	3,168	(8,569)
Net loss	(5,096)	(103)	(5,199)	(11,755)	3,168	(8,587)

Basic loss per share	$(0.09)	$-	$(0.09)	$(0.21)	$0.06	$(0.15)
Diluted loss per share	$(0.09)	$-	$(0.09)	$(0.21)	$0.06	$(0.15)

Weighted average number of shares used in
computing loss per share
Basic	56,031,343		56,031,343	55,493,258		55,493,258
Diluted	56,031,343		56,031,343	55,493,258		55,493,258

		Three months ended March 31, 2021			Three months ended March 31, 2020
		Unaudited			Unaudited
GAAP net loss		$(5,096)			$(11,755)

Gross profit
Non-cash stock-based compensation expenses		61			57
Amortization of intangible assets related to acquisition transactions		5			5
		66			62
Operating expenses (income)
Non-cash stock-based compensation expenses		(220)			366
Amortization of intangible assets related to acquisition transactions		51			51
Trade secrets and other litigation expenses		-			11
Merger, acquisition and related litigation expenses		-			2,405
Restructuring and re-organization costs		-			273
		(169)			3,106

Non-GAAP net loss		$(5,199)			$(8,587)

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Three months ended March 31,
	2021	2020

GAAP operating loss	$(3,657)	$(10,765)
Add (deduct):
Non-cash stock-based compensation expenses	(159)	423
Trade secrets and other litigation expenses	-	11
Restructuring and re-organization costs	-	273
Merger, acquisition and related litigation expenses	-	2,405
Depreciation and amortization (*)	2,385	2,664

Adjusted EBITDA	$(1,431)	$(4,989)

(*) Including amortization of lease incentive

SEGMENT REVENUE:

	Three months ended
	March 31,
	2021	2020
	Unaudited

Fixed Networks	$25,302	$23,011
Mobility Solutions	11,079	19,201
Terrestrial Infrastructure Projects	8,332	5,461

Total revenue	$44,713	$47,673

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$48,905	$88,754
Restricted cash	26,642	27,162
Trade receivables, net	27,820	27,976
Contract assets	46,060	41,573
Inventories	33,339	31,304
Other current assets	18,832	16,637

Total current assets	201,598	233,406

LONG-TERM ASSETS:
Long-term restricted cash	12	42
Severance pay funds	6,414	6,665
Deferred taxes	18,778	19,295
Operating lease right-of-use assets	4,478	4,879
Other long term receivables	8,339	7,797

Total long-term assets	38,021	38,678

PROPERTY AND EQUIPMENT, NET	76,612	77,172

INTANGIBLE ASSETS, NET	971	1,082

GOODWILL	43,468	43,468

TOTAL ASSETS	$360,670	$393,806

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	March 31,	December 31,
	2021	2020
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$-	$4,000
Trade payables	21,428	20,487
Accrued expenses	47,465	46,387
Advances from customers and deferred revenues	35,404	26,244
Operating lease liabilities	1,678	1,911
Dividend payable	-	35,003
Other current liabilities	16,161	13,322

Total current liabilities	122,136	147,354

LONG-TERM LIABILITIES:
Accrued severance pay	6,875	7,136
Long-term advances from customers	307	1,890
Operating lease liabilities	2,847	2,985
Other long-term liabilities	396	631

Total long-term liabilities	10,425	12,642

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,704	2,647
Additional paid-in capital	928,410	928,626
Accumulated other comprehensive loss	(6,463)	(6,017)
Accumulated deficit	(696,542)	(691,446)

Total shareholders' equity	228,109	233,810

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$360,670	$393,806

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended
	March 31,
	2021	2020
	Unaudited
Cash flows from operating activities:
Net loss	$(5,096)	$(11,755)
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	2,330	2,604
Capital loss from disposal of property and equipment	-	(33)
Stock-based compensation of options	(159)	423
Accrued severance pay, net	(10)	43
Deferred income taxes, net	518	634
Decrease (increase) in trade receivables, net	(1,933)	13,607
Increase in contract assets	(4,487)	(4,851)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(220)	1,673
Increase in inventories	(2,212)	(6,635)
Increase in trade payables	950	2,375
Increase (decrease) in accrued expenses	969	(1,652)
Increase (decrease) in advance from customer and deferred revenues	7,688	(2,827)
Increase in current and non current liabilities	2,003	2,811
Net cash provided by (used in) operating activities	341	(3,583)

Cash flows from investing activities:
Purchase of property and equipment	(1,483)	(951)
Net cash used in investing activities	(1,483)	(951)

Cash flows from financing activities:
Dividend payment	(35,003)	-
Repayment of long-term loans	(4,000)	(4,096)
Net cash used in financing activities	(39,003)	(4,096)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(254)	(695)

Decrease in cash, cash equivalents and restricted cash	(40,399)	(9,325)

Cash, cash equivalents and restricted cash at the beginning of the period	115,958	101,969

Cash, cash equivalents and restricted cash at the end of the period	$75,559	$92,644